

August 31, 2011

Via E-mail
Alceu Duilio Calciolari
Chief Executive Officer
Gafisa S.A.
Av. Nações Unidas No. 8,501; 19th Floor
05425-070 São Paulo, SP Brazil

      Re: Gafisa, S.A.
             Form 20-F for the Year Ended December 31, 2009
             Filed March 10, 2010
             File No. 1-33356

Dear Mr. Calciolari:

      We have reviewed your response letter filed August 24, 2011 and have the following comment.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

Audited Consolidated Financial Statements

Note 25 – Supplemental Information – Summary of Principal Difference Between Brazilian GAAP and US GAAP

(a) Description of the GAAP differences, page F-67

1. We reviewed Appendix A of your response letter dated August 24, 2011. Please tell us whether or not the revenue recognition and other errors impacted periods prior to January 1, 2007, including but not limited to 2006 and 2005. To the extent that you believe you had no errors in periods prior to January 1, 2007, please explain to us in detail how you reached this conclusion. Please also show us the disclosures you intend to provide in the financial statement footnotes to your 2009 Form 20-F/A reconciling the opening U.S. GAAP balances

for each component of shareholders' equity as of January 1, 2007 from the "as originally reported" amount to the "as restated" amount, in a manner similar to what you present as of December 31, 2007 on page A-19 of your August 24, 2011 response. As a related matter, to the extent you have determined that your financial statements for 2006 and/or 2005 should be restated, please show us how you will revise your selected financial data table on pages four and five to present the restated amounts for each period presented, including reconciliations of the data previously presented as compared to the data as restated. Your table should also include a footnote explaining, if true, that no audit has been performed of the restated U.S. GAAP financial information for 2006 and 2005.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief

CC: Via E-mail to Manuel Garciadiaz, Esq., Davis Polk & Wardwell LLP